Filed by OfficeMax Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No.: 1-5057

Date: April 1, 2013

263 Shuman Blvd., Naperville, IL 60563

TEL: 123.456.7890 | CELL: 123.456.7890

April 2013

Dear (CUSTOMER NAME),

You may recently have read some inaccurate information provided by the news media or our competitors about the merger of OfficeMax and Office Depot announced in February. We are writing to correct the misinformation and ensure you have the real story. Our proposed merger is, in fact, a tremendous opportunity for us to improve the products, services and competitive options we offer to our customers.

Our steadfast mission remains to equip our customers with innovative services and solutions that help them to gain efficiency, cost savings and control throughout their entire organization. Our proposed merger with Office Depot will accelerate our ability to build on our strong digital platforms and to expand our multichannel capabilities to better serve our customers and provide truly outstanding value. Together, we will have the scale and the resources to make strategic investments in our business to fuel the innovation we all need to be more successful.

Until the merger closes following regulatory approval and satisfaction of other closing conditions, OfficeMax and Office Depot are required by law to operate as two separate companies. During the period between now and transaction close, which is anticipated to occur by calendar-year end, we intend to continue to compete vigorously for your business and meet or exceed your expectations. We have increased the level of training we provide to our sales and customer service representatives to ensure we do just that. In addition, we are committed to being your best source of information as important decisions are made about the combined company’s executive management team, headquarters location and brand. These are decisions that OfficeMax and Office Depot will make together in the spirit of a true merger of equals.

We embark upon this proposed merger from a strong foundation following a year of tangible progress in 2012. Some of the accomplishments we are most proud of include achieving a record customer retention rate of 93 percent in our U.S. Workplace business, achieving the highest net new Workplace sales in the U.S. in five years, significantly improving the capabilities of our websites and generating strong cash flows from the business overall. We are also delighted to have been named one of 2013’s World’s Most Ethical Companies by Ethisphere Institute, an honor we received for the second consecutive year and which acknowledges our commitment to ethical business practices. Clearly, our performance demonstrates we are on the right path with our long-term strategic plans.

As a business leader, you have a responsibility to choose the best partners in whom to place your trust. The two of us remain personally committed to earning your confidence every day by consistently delivering the quality customer experiences you have come to know and expect from OfficeMax. You have our promise that when new information can be shared, you will hear the facts directly from us. We are absolutely confident we are making the right decisions to position our company, our customers, our vendor partners and our associates strongly for long-term success.

Sincerely,

Ravi Saligram	John Kenning
President and CEO	EVP and President of OfficeMax Workplace

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with OfficeMax’s proposed merger with Office Depot or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Office Depot will file with the SEC a registration statement on Form S-4 that will include a Joint Proxy Statement of OfficeMax and Office Depot that also constitutes a prospectus of Office Depot. OfficeMax and Office Depot plan to mail the Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICEMAX, OFFICE DEPOT, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by OfficeMax and Office Depot through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by OfficeMax with the SEC by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, Florida 33496 or by calling 561-438-3657.

PARTICIPANTS IN THE SOLICITATION

OfficeMax and Office Depot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of OfficeMax and Office Depot in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of OfficeMax and Office Depot in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 19, 2013, which are filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 15, 2012, which are filed with the SEC.

FORWARD-LOOKING STATEMENTS

Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding OfficeMax’s future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax cannot guarantee that the macroeconomy will perform within the assumptions underlying its projected outlook; that its initiatives will be successfully executed and produce the results underlying its expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that its actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the ability to obtain approval of the merger by the stockholders of OfficeMax and Office Depot; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax that may cause results to differ from expectations are included in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012, under 1A “Risk Factors”, and in OfficeMax’s other filings with the SEC.